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November 15, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:             Mr. Mark Cowan
                  Document Control -- EDGAR

RE:               N-14 File No. 333-146653
                           RiverSource Variable Series Trust

Dear Mr. Cowan:

This letter responds to comments received on November 9, 2007 for the N-14 filing referenced above. Comments and responses are outlined below:

                            PROXY STATEMENT OVERVIEW

COMMENT 1: Is the Merger Proposal dependent on the Reorganization Proposal? If so, state that fact, including disclosure about what action the Board of Directors would take in the event that the merger is approved but the other proposal is not.

RESPONSE: The Merger Proposal is not dependent on the Reorganization Proposal. We have added the following language as an additional bullet point on page 7 of the proxy statement/prospectus: "The Merger is not contingent upon any of the Reorganizations."

                                     GENERAL

COMMENT 2: Please provide disclosure in response to Item 3(a) of Form N-14.

RESPONSE: Proposal 1 is merely a proposal to redomicile the Funds from series of Minnesota business corporations to series of a Massachusetts business trust. There will be no change in the investment objectives, principal strategies, risks, investment policies, management team, or fee or expense structure of the Funds as a result of the Reorganization. In this regard, we disclose the following on page 7 of the proxy statement/prospectus:

         "Each New Fund [newly organized series of a Massachusetts business trust] will have the same investment objectives, policies and restrictions as the corresponding Existing Fund [existing series of a Minnesota business corporation]. In addition, each new Fund will be managed by the same investment team as the corresponding Existing Fund using the same investment process, and will have the same management fees and expense structures as the corresponding Existing Fund immediately prior to the Reorganization."

We do not believe it would be useful to shareholders to see comparisons of the Funds, including pro forma fees that show no differences between the Existing Fund and its corresponding New Fund.

For Proposal 2, information required under Item 3(a) of Form N-14 begins on page 14.

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COMMENT 3: Please provide disclosure in response to Item 4(b) of Form N-14.

RESPONSE: See response to Comment 2 with respect to Proposal 1. With respect to Proposal 2, information required under Item 4(b) of Form N-14 can be found on page 24.

COMMENT 4: In the cases of the Reorganizations in which the New Fund will be treated as a partnership for federal income tax purposes, explain supplementally how the assets of the Existing Fund will be transferred to the New Fund. Specifically, will the portfolio securities held by the Existing Fund be transferred intact to the New Fund, or will the securities be liquidated, with cash transferred to the New Fund?

RESPONSE:  The assets will be transferred intact into the New Fund.


                     WHERE TO GET MORE INFORMATION (PAGE 3)

COMMENT 5: Provide the file numbers of the documents incorporated by reference. Please see section 411(d) of Regulation C.

RESPONSE: The section entitled "Where to Get More Information" on page 3 has been revised to read as follows:

                          WHERE TO GET MORE INFORMATION
         The following documents have been filed with the Securities and Exchange Commission (the "SEC") and are incorporated into this proxy statement/prospectus by reference:
         - the prospectuses of the Existing Funds, dated May 1, 2007, filed electronically on or about April 23, 2007 in RiverSource Variable Portfolio - Managers Series, Inc.'s Post-Effective Amendment No. 19 to Registration Statement No. 333-61346 and in RiverSource Variable Portfolio -- Select Series, Inc.'s Post-Effective Amendment No. 4 to Registration Statement No. 333-113780;
         - the Statement of Additional Information of the Existing Funds, dated May 1, 2007, filed electronically on or about April 23, 2007 in RiverSource Variable Portfolio - Managers Series, Inc.'s Post-Effective Amendment No. 19 to Registration Statement No. 333-61346;
         - the Statement of Additional Information relating to the Reorganizations and Merger, dated Dec. 1, 2007 (the "Merger SAI ") filed electronically on or about November 21, 2007 in RiverSource Variable Series Trust Pre-Effective Amendment No. 1 to Registration Statement No. 333-146653; and
         - the Report of the Independent Registered Public Accounting Firm and the audited financial statements included in the Annual Report to Shareholders of the Existing Funds for the period ended Dec. 31, 2006 filed electronically on or about March 6, 2007 on Form N-CSR for RiverSource Variable Portfolio -- Income Series, Inc. (File No. 811-3219) and on Form N-CSR for RiverSource Variable Portfolio -- Select Series, Inc. (File No. 811-21534); and the unaudited financial statements included in the Semiannual Report to Shareholders of the Existing Funds for the period ended June 30, 2007 filed electronically on or about August 30, 2007 on Form N-CSRS for RiverSource Variable Portfolio -- Income Series, Inc. (File No. 811-3219)


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                  and on Form N-CSRS for RiverSource Variable Portfolio --
                  Select Series, Inc. (File No. 811-21534).

         For a copy at no charge of any of the documents listed above or to ask questions about this proxy statement/prospectus, call toll-free (866) 492-0843 or write to RiverSource Funds, 734 Ameriprise Financial Center, Minneapolis, Minnesota 55474.


                            TAX CONSEQUENCES (PAGE 7)

COMMENT 6: Please explain to the staff the reason that certain New Funds will be treated as partnerships for federal income tax purposes while certain other New Funds will be treated as a regulated investment companies.

RESPONSE: A business entity that is not incorporated can elect its classification for federal tax purposes. If a business entity has two or more members, the default tax status is a partnership. If a business entity has a single owner, the default tax status is a disregarded entity.


If the Reorganizations are approved, there will be 23 series (the New Funds) of RiverSource Variable Series Trust, a Massachusetts business trust, each of which will qualify as an entity that can elect its tax status. We have determined that, for administrative ease, ten of these New Funds will elect to be treated as corporations for federal income tax purposes, as well as to be taxed as regulated investment companies. Twelve of the twenty-three New Funds will default to partnership treatment. One of the New Funds (RiverSource Variable Portfolio - Core Equity Fund) will default to disregarded entity status. The default tax classifications for the latter 13 New Funds may allow insurance companies that offer variable products that invest in the Funds a potential tax benefit as described in detail in the proxy statement/prospectus.

                            TAX CONSEQUENCES (PAGE 9)

COMMENT 7: Discuss the possible loss or limitations on the use of capital loss carry forwards during the period following the Reorganizations.

RESPONSE: In the case of each Reorganization in which the New Fund will be treated as a regulated investment company, the New Fund will succeed to the capital loss carry forward of the Existing Fund in accordance with Section 381 of the Internal Revenue Code.

In the case of Reorganizations in which the New Fund will be treated as a partnership or disregarded entity, the New Fund will not succeed to the capital loss carry forwards of the Existing Fund. However, as long as variable contracts funded through separate accounts of the insurance company qualify as annuity contracts or life insurance contracts under Sections 72 or Section 7702(a) of the Internal Revenue Code, respectively, the loss of the capital loss carry forward will not affect the taxation of the individual contract holders.


    REASONS FOR THE PROPOSED REORGANIZATIONS & MERGER AND BOARD DELIBERATIONS
                                  (PAGES 10++)

COMMENT 8: Please state the Board's conclusions with respect to the factors the Board considered concerning the terms and conditions of the reorganization, tax consequences,


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continuity of investment, expense ratios, dilution, potential benefits to the investment manager, and potential benefits to the Funds.

RESPONSE: In the lead in to the Board's considerations of the terms and conditions of the Reorganization, tax consequences, continuity of investment, expense ratios, costs, dilution and potential benefits to the investment manager and its affiliates, and potential benefits to the Funds, the proxy statement/prospectus currently sets forth that:

         "The Board believes that each proposed Reorganization will be advantageous to Existing Fund insurance company shareholders as well as contract holders based on its consideration of the following matters: . . . ."

We have revised this lead in to be more clear as to the Board's conclusions:

         "The Board concluded, based on its consideration of each of the following factors, that each proposed Reorganization will be advantageous to Existing Fund insurance company shareholders as well as contract holders: . . . ."

We have modified the language in the considerations to be more clear as to the conclusions of the Board with respect to such considerations. Please see Attachment 1.

                               FEE TABLE (PAGE 21)

COMMENT 9: Since the duration of the contractual waiver relating to the Selling Fund is less than one year, do not reflect the waiver in the table. Note that the amounts shown in the example on page 22 should be adjusted accordingly.

RESPONSE: At its November 7-8, 2008 meeting, the Board approved and the investment manager agreed to a new expense cap commitment for the Fund. The footnote (d) on page 22 has been revised to read as follows:

              (d) The investment manager and its affiliates have contractually agreed to waive certain fees and to absorb certain expenses until Dec. 31, 2008, unless sooner terminated at the discretion of Core Bond Fund's Board. Any amount waived will not be reimbursed by Core Bond Fund. Under this agreement, net expenses (excluding fees and expenses of acquired funds), will not exceed: 0.83% for Core Bond Fund.

COMMENT 10: Supplementally state whether acquired fund fees and expenses exceed one basis point of the average daily net assets of the selling or buying funds. If so, please note that the acquired fund fees and expenses should be shown on a separate line in the fee table.

RESPONSE:  Acquired fund fees and expenses are less than 0.01%.


                         CAPITALIZATION TABLE (PAGE 24)

COMMENT 11: In the body of the table, show the adjustment to shares outstanding to arrive at the pro forma combined amount. Include a footnote to the table to explain the adjustment.

RESPONSE: The following has been added to the lead in paragraph to the Capitalization Table:


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         "The pro forma combined shares outstanding is determined by dividing the net assets of Core Bond Fund by the net asset value per share of Diversified Bond Fund and adding the actual shares outstanding of Diversified Bond Fund: [$87,608,346 / $10.44] + 380,991,589 =
         389,383,193."


                       STATEMENT OF ADDITIONAL INFORMATION

COMMENT 12: Provide the file numbers of the documents incorporated by reference.

RESPONSE: The section referencing the documents incorporated by reference has been revised to read as follow:

         This Statement of Additional Information ("SAI") incorporates by reference the following described documents, each of which has been previously filed and accompanies this SAI.

                  1. The most recent annual reports for the period ended Dec. 31, 2006 filed electronically on or about March 6, 2007 on Form N-CSR for RiverSource Variable Portfolio -- Income Series, Inc. (File No. 811-3219) and on Form N-CSR for RiverSource Variable Portfolio -- Select Series, Inc. (File No. 811-21534).

                  2. The most recent semiannual reports for the period ended June 30, 2007 filed electronically on or about August 30, 2007 on Form N-CSRS for RiverSource Variable Portfolio -- Income Series, Inc. (File No. 811-3219) and on Form N-CSRS for RiverSource Variable Portfolio -- Select Series, Inc. (File No. 811-21534).

                  3. The most recent SAI, dated May 1, 2007 filed electronically on or about April 23, 2007 in RiverSource Variable Portfolio - Managers Series, Inc.'s Post-Effective Amendment No. 19 to Registration Statement No. 333-61346.


Staff had no additional comments except the requirement to make the following representation on behalf of the Registrant:

In connection with the filing listed above, the Registrant hereby acknowledges the following:

         The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.


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If you have any questions, please contact Christopher O. Petersen at
612-671-4321 or Anna Butskaya at 612-671-4993.

Sincerely,


/s/ Christopher O. Petersen
---------------------------
Christopher O. Petersen
Vice President and Group Counsel
Ameriprise Financial, Inc.


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                                                                    ATTACHMENT 1


In each such case, tax counsel will express no view with respect to the effect of the Reorganization on any transferred assets as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles. However, as long as contracts funded through the separate accounts of the insurance company qualify as annuity contracts or life insurance contracts under Section 72 or Section 7702(a) of the Code, respectively, any gain required to be recognized and distributed to insurance company shareholders will not be currently taxable to contract holders.

INFORMATION ABOUT THE NEW FUNDS

The investment objectives, policies and restrictions of each Existing Fund will be adopted by each New Fund and will not change as a result of the Reorganizations. In addition, RiverSource Investments and, as applicable, each current subadviser will continue to serve as the investment adviser and subadviser, respectively, of each New Fund. Furthermore, the management fees and expense structure of each New Fund will be the same as for the corresponding Existing Fund.

Immediately prior to the Reorganizations, the New Funds will have no assets and no liabilities.

INFORMATION ABOUT THE TRUST

The Trust is governed by an agreement and declaration of trust, by-laws and its Board of Trustees. The Trust's Board of Trustees will be comprised of the same individuals that currently comprise the Boards of Directors of the various Minnesota corporations of which the Existing Funds are a series. Please refer to Exhibit D which summarizes the significant differences between the agreement and declaration of trust and by-laws of the Trust and the articles of incorporation and by-laws of the Minnesota corporations of which the Existing Funds are a series.

REASONS FOR THE PROPOSED REORGANIZATIONS AND BOARD DELIBERATIONS


The Board concluded, based on its consideration of each of the following factors, that each proposed Reorganization will be advantageous to Existing Fund insurance company shareholders as well as contract holders:



- TERMS AND CONDITIONS OF THE REORGANIZATION. The Board considered the terms and conditions of each Reorganization as described below under "The Transactions."


- TAX CONSEQUENCES. The Board considered that several of the New Funds would expect to be treated either as partnerships or, in one case, a disregarded entity rather than as regulated investment companies under the Code, considered that each Reorganization into the New Funds treated as either partnerships or disregarded entities would be treated as a liquidation of the Existing Fund, and observed that neither the Reorganizations nor such subsequent status as a partnership or disregarded entity would result in any tax liability or impact to contract holders (or, in the case of the Reorganizations, the Funds). The Board

 10 RIVERSOURCE VARIABLE PORTFOLIO FUNDS -- PROXY STATEMENT
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  also considered the tax-free nature of the Reorganizations where certain of the New Funds would continue to be treated as regulated investment companies under the Code.

- CONTINUITY OF INVESTMENT. The Board took into account the fact that the investment objectives, investment strategies and investment policies of the New Funds are identical to those of the Existing Funds.

- EXPENSE RATIOS. The Board considered that the expense ratios of the New Funds are identical to those of the Existing Funds.

- COSTS. The Board considered the fact that the investment manager and its affiliates have agreed to bear all solicitation expenses with respect to seeking shareholder approval of each Reorganization and to bear any other costs of effecting each Reorganization.


- DILUTION. The Board concluded that the Reorganization will not dilute the interests of the current contract holders with contract values allocated to the subaccounts investing in the Existing Funds or the New Funds, because it would be effected on the basis of the relative net asset values per share of the Existing Fund and New Funds. Thus, subaccounts holding shares of an Existing Fund will receive shares of the New Fund equal in value to their shares in the Existing Fund.


- POTENTIAL BENEFITS TO THE INVESTMENT MANAGER AND ITS AFFILIATES. The Board also considered the potential benefits of the Reorganization that could be realized by the investment manager and its affiliates, including the expected tax benefits to insurance companies investing in the Funds described above, noting that, at present, all such insurance companies are affiliated with the investment manager. Specifically, the Board observed that, in making its recommendation, the investment manager had a potential conflict of interest insofar as there were potential tax efficiencies that may be realized by shareholders in the Reorganization - which at that time, consisted solely of insurance companies affiliated with the investment manager - that could potentially result in an estimated annual benefit to such affiliated insurance companies of approximately $10 million. The Board also recognized the potential benefits to the investment manager of the expected elimination of expenses incurred in duplicative efforts to administer separate legal entities. In considering these potential conflicts of interest, the Board considered that, if approved, the proposed Reorganizations would not result in additional audit or tax compliance fees to the Funds from outside auditors and would not result in adverse tax consequences to the contract holders or the Funds. In addition, the Board considered that the investment manager and its affiliates would have greater flexibility in administering the business of the Funds, including through the simplification of the legal and administrative work of maintaining one SEC registrant instead of several SEC registrants. The Board also considered that, to the extent the advantageous tax structure of certain Funds attracts additional

                      RIVERSOURCE VARIABLE PORTFOLIO FUNDS -- PROXY STATEMENT 11
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  insurance companies to select the Funds to include in their products, additional assets may flow into the Funds, from which the investment manager and its affiliates would earn additional revenue.

- POTENTIAL BENEFITS TO THE FUNDS. The Board considered that, notwithstanding the potential conflict of interest that the investment manager had in making the recommendation, the Reorganizations would result in a streamlined and more flexible organizational structure insofar as New Funds would be organized as series of a single Massachusetts business trust (registrant), whereas the Existing Funds are series of one of six different Minnesota business corporations (registrants), which could present certain cost savings (fixed cost of filing fees, by registrant). In addition, Massachusetts business trusts may provide some flexibility for the Funds. For example, in certain situations, the Board could determine to avoid the costs associated with soliciting shareholders on certain matters that may require a proxy if the Funds remained structured as Minnesota business corporations. The Board also observed the potential opportunity for future growth of assets in the New Funds, which may lead to future increased economies of scale, as they would be competitively positioned for product selection by third party insurance companies (as a result of the new, advantageous tax structure for certain Funds). Such economies of scale would potentially result from fixed expenses (portfolio transactions and certain administrative costs) being spread across a larger asset base, and realization of breakpoints.


Having considered each Reorganization, including proposed terms and conditions, tax consequences, continuity of investment, expense ratios, costs, dilution, potential benefits to the investment manager and its affiliates, and potential benefits to the Funds, the Board concluded that participation in the Reorganizations is in the best interest of each Fund and in the best interests of such Fund's shareholders and contract holders, noting that while there were potential benefits for insurance companies affiliated with the investment manager, there were also potential benefits for the Funds, and that costs associated with the Reorganization were being borne by the investment manager and its affiliates.


 12 RIVERSOURCE VARIABLE PORTFOLIO FUNDS -- PROXY STATEMENT